Exhibit 99.1

Exhibit 99.1 Unaudited Condensed Consolidated Financial Statements as of September 30, 2017 and March 31, 2017 and for the Three and Six Months Ended September 30, 2017 and 2016

MIMECAST LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	As of September 30,	As of March 31,
	2017	2017
Assets
Current assets
Cash and cash equivalents	$76,928	$51,319
Short-term investments	42,681	60,347
Accounts receivable, net	45,886	44,358
Prepaid expenses and other current assets	14,278	10,054
Total current assets	179,773	166,078

Long-term investments	3,494	—
Property and equipment, net	69,663	32,009
Intangible assets, net	4,123	1,590
Goodwill	5,379	5,363
Other assets	1,114	312
Total assets	$263,546	$205,352

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$6,594	$3,558
Accrued expenses and other current liabilities	26,181	20,713
Deferred revenue	91,915	84,159
Current portion of capital lease obligations	1,172	233
Current portion of long-term debt	741	1,725
Total current liabilities	126,603	110,388

Deferred revenue, net of current portion	14,292	11,189
Long-term capital lease obligations	3,006	245
Construction financing lease obligation	26,110	—
Other non-current liabilities	2,792	1,538
Total liabilities	172,803	123,360

Commitments and contingencies (Note 15)

Shareholders' equity
Ordinary shares, $0.012 par value, 300,000,000 shares authorized; 57,319,319 and 55,901,996 shares issued and outstanding as of September 30, 2017 and March 31, 2017, respectively	688	671
Additional paid-in capital	196,062	183,752
Accumulated deficit	(97,360)	(94,017)
Accumulated other comprehensive loss	(8,647)	(8,414)
Total shareholders' equity	90,743	81,992
Total liabilities and shareholders' equity	$263,546	$205,352

The accompanying notes are an integral part of these condensed consolidated financial statements.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Revenue	$63,066	$44,361	$121,224	$85,821
Cost of revenue	16,543	12,377	31,795	23,716
Gross profit	46,523	31,984	89,429	62,105
Operating expenses
Research and development	8,262	4,948	16,183	10,097
Sales and marketing	30,155	22,866	57,714	44,329
General and administrative	8,614	6,597	17,151	13,053
Total operating expenses	47,031	34,411	91,048	67,479
Loss from operations	(508)	(2,427)	(1,619)	(5,374)
Other income (expense)
Interest income	314	76	553	143
Interest expense	(69)	(76)	(100)	(183)
Foreign exchange (expense) income	(655)	2,719	(1,195)	6,815
Total other income (expense), net	(410)	2,719	(742)	6,775
(Loss) income before income taxes	(918)	292	(2,361)	1,401
Provision for (benefit from) income taxes	421	(11)	878	854
Net (loss) income	$(1,339)	$303	$(3,239)	$547

Net (loss) income per ordinary share
Basic	$(0.02)	$0.01	$(0.06)	$0.01
Diluted	$(0.02)	$0.01	$(0.06)	$0.01
Weighted-average number of ordinary shares outstanding:
Basic	57,027	54,636	56,662	54,462
Diluted	57,027	58,513	56,662	58,022

The accompanying notes are an integral part of these condensed consolidated financial statements.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

(unaudited)

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Net (loss) income	$(1,339)	$303	$(3,239)	$547
Other comprehensive loss:
Net unrealized gains (losses) on investments, net of tax	9	—	(57)	—
Change in foreign currency translation adjustment	(596)	(1,887)	(364)	(5,350)
Reclassification of cumulative translation adjustment to net loss upon liquidation of subsidiaries, net of tax	—	—	188	—
Comprehensive loss	$(1,926)	$(1,584)	$(3,472)	$(4,803)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six months ended September 30,
	2017	2016
Operating activities
Net (loss) income	$(3,239)	$547
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	7,859	5,661
Share-based compensation expense	5,556	4,308
Provision for doubtful accounts	112	50
Loss on disposal of fixed assets	—	(5)
Other non-cash items	164	36
Unrealized currency loss (gain) on foreign denominated transactions	798	(6,307)
Changes in assets and liabilities:
Accounts receivable	(431)	782
Prepaid expenses and other current assets	(1,774)	1,337
Other assets	33	(39)
Accounts payable	1,493	2,429
Deferred revenue	7,445	5,751
Accrued expenses and other liabilities	956	2,238
Net cash provided by operating activities	18,972	16,788
Investing activities
Purchases of investments	(24,521)	—
Maturities of investments	38,500	—
Purchases of property, equipment and capitalized software	(13,403)	(9,729)
Net cash provided by (used in) investing activities	576	(9,729)
Financing activities
Proceeds from exercises of share options	6,436	1,561
Payments on debt	(1,078)	(2,490)
Payments on capital lease obligations	(189)	—
Net cash provided by (used in) financing activities	5,169	(929)
Effect of foreign exchange rates on cash	892	(1,769)
Net increase in cash and cash equivalents	25,609	4,361

Cash and cash equivalents at beginning of period	51,319	106,140
Cash and cash equivalents at end of period	$76,928	$110,501

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$81	$151
Cash paid during the period for income taxes	$1,440	$1,039

Supplemental disclosure of non-cash investing and financing activities
Unpaid purchases of property and equipment	$2,852	$636
Property and equipment acquired under capital lease	$3,834	$—
Unpaid purchases of capitalized software licenses	$1,740	$—
Construction financing lease obligation	$26,110	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

MIMECAST LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data, unless otherwise noted)

(unaudited)

1. Description of Business and Basis of Presentation

Mimecast Limited (Mimecast Jersey) is a public limited company organized under the laws of the Bailiwick of Jersey on July 28, 2015. On November 4, 2015, Mimecast Jersey changed its corporate structure whereby it became the holding company of Mimecast Limited (Mimecast UK), a private limited company incorporated in 2003 under the laws of England and Wales, and its wholly-owned subsidiaries by way of a share-for-share exchange in which the shareholders of Mimecast UK exchanged their shares in Mimecast UK for an identical number of shares of the same class in Mimecast Jersey. Upon the exchange, the historical consolidated financial statements of Mimecast UK became the historical consolidated financial statements of Mimecast Jersey.

Mimecast Jersey and its subsidiaries (together the Group, the Company, Mimecast or we) is headquartered in London, England. The principal activity of the Group is the provision of email management services. Mimecast delivers a software-as-a-service (SaaS) enterprise email management service for archiving, continuity, and security. By unifying disparate and fragmented email environments into one holistic solution from the cloud, Mimecast minimizes risk and reduces cost and complexity while providing total end-to-end control of email. Mimecast’s proprietary software platform provides a single system to address key email management issues. Mimecast operates principally in Europe, North America, Africa, and Australia.

Basis of Presentation

The accompanying interim condensed consolidated financial statements are unaudited. These financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2017 and related notes, together with management’s discussion and analysis of financial condition and results of operations, contained in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 26, 2017.

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the SEC. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States (GAAP) have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the unaudited condensed consolidated financial statements and notes have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2017 contained in the Company’s Annual Report on Form 20-F and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position as of September 30, 2017, and for the three and six months ended September 30, 2017 and 2016. These interim periods are not necessarily indicative of the results to be expected for any other interim period or the full year.

The accompanying condensed consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the condensed consolidated financial statements. As of September 30, 2017, the Company’s significant accounting policies and estimates, which are detailed in the Company’s Annual Report on Form 20-F, have not changed, except as discussed below.

On April 1, 2017, the Company adopted Accounting Standards Update (ASU) No. 2016-09, Compensation – Stock Compensation (ASU 2016-09). ASU 2016-09 identifies areas for simplification involving several aspects of accounting for share based payments, including income tax consequences, classification of awards as either equity or liabilities, an option to make a policy election to recognize gross share based compensation expense with actual forfeitures recognized as they occur as well as certain classification changes on the statement of cash flows. See footnotes 10 and 17 for the impact of the adoption on share-based compensation and income taxes, respectively.

Additionally, beginning in the Company’s first fiscal quarter of 2018, the Company records certain estimated construction costs incurred and reported by a landlord as an asset and corresponding construction financing lease obligation on the condensed consolidated balance sheets. See footnote 15 for additional information.

2. Principles of Consolidation

The consolidated financial statements include the accounts of Mimecast Jersey and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

3. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period.

Significant estimates relied upon in preparing these condensed consolidated financial statements include revenue recognition, allowances for doubtful accounts, intangible asset valuations, amortization periods, expected future cash flows used to evaluate the recoverability of long-lived assets, contingent liabilities, construction financing lease obligations, expensing and capitalization of research and development costs for internal-use software, the determination of the fair value of share-based awards issued, share-based compensation expense, and the recoverability of the Company’s net deferred tax assets and related valuation allowance.

The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Although the Company regularly assesses these estimates, actual results may differ materially from management’s estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made. Changes in estimates are recorded in the period in which they become known.

4. Subsequent Events Considerations

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. The Company has evaluated all subsequent events and determined that there are no material recognized or unrecognized subsequent events requiring disclosure.

5. Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, investments and accounts receivable.

The Company maintains its cash, cash equivalents and investments with major financial institutions of high-credit quality. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits. As of September 30, 2017, our investments consist primarily of investment grade fixed income corporate debt securities with maturities ranging from less than 1 month to 13 months and non-U.S. government securities with maturities ranging from 2 to 6 months. We diversify our investment portfolio by investing in multiple types of investment-grade securities and attempt to mitigate a risk of loss by using a third-party investment manager.

Credit risk with respect to accounts receivable is dispersed due to our large number of customers. The Company’s accounts receivable are derived from revenue earned from customers primarily located in the United States, the United Kingdom, South Africa and Australia. The Company generally does not require its customers to provide collateral or other security to support accounts receivable. Credit losses historically have not been significant and the Company generally has not experienced any material losses related to receivables from individual customers, or groups of customers. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable. As of September 30, 2017 and March 31, 2017, no individual customer represented more than 10% of our accounts receivable. During the three and six months ended September 30, 2017 and 2016, no individual customer represented more than 10% of our revenue.

6. Cash, Cash Equivalents and Investments

The Company considers all highly liquid instruments purchased with an original maturity date of 90 days or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks, amounts held in interest-bearing money market funds and investments with maturities of 90 days or less from the date of purchase. Cash equivalents are carried at cost, which approximates their fair market value. Investments not classified as cash equivalents are presented as either short-term or long-term investments based on both their stated maturities as well as the time period the Company intends to hold such securities. The Company determines the appropriate classification of investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company adjusts the cost of investments for amortization of premiums and accretion of discounts to maturity. The Company includes such amortization and accretion in interest income.

The Company has classified all of its investments as of September 30, 2017, as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. The Company records available-for-sale securities at fair value, with unrealized gains and losses included in accumulated other comprehensive loss in shareholders’ equity. The Company includes interest and dividends on securities classified as available-for-sale in interest income. Realized gains and losses are recorded in the consolidated statements of operations and comprehensive loss based on the specific-identification method. There were no realized gains or losses on investments for the three and six months ended September 30, 2017 and 2016.

The Company reviews investments for other-than-temporary impairment whenever the fair value of an investment is less than its amortized cost and evidence indicates that an investment’s carrying amount is not recoverable within a reasonable period of time. Other-than-temporary impairments of investments are recognized in the consolidated statements of operations if the Company has experienced a credit loss, has the intent to sell the investment, or if it is more likely than not that the Company will be required to sell the investment before recovery of the amortized cost basis. Evidence considered in this assessment includes reasons for the impairment, compliance with the Company’s investment policy, the severity and the duration of the impairment and changes in value subsequent to the end of the period. The aggregate fair value of investments held by the Company in an unrealized loss position for less than twelve months as of September 30, 2017, was $43.2 million. As of September 30, 2017, the Company determined that no other-than-temporary impairments were required to be recognized in the consolidated statements of operations.

The following is a summary of cash, cash equivalents and investments as of September 30, 2017 and March 31, 2017:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
September 30, 2017:
Cash and cash equivalents due in 90 days or less	$76,928	$—	$—	$76,928
Investments:
Non-U.S. government securities due in one year or less	9,503	7	(35)	9,475
Corporate securities due in one year or less	33,356	—	(150)	33,206
Corporate securities due in more than one year	3,502	—	(8)	3,494
Total investments	46,361	7	(193)	46,175
Total cash, cash equivalents and investments	$123,289	$7	$(193)	$123,103

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 31, 2017:
Cash and cash equivalents due in 90 days or less	$51,319	$—	$—	$51,319
Investments:
U.S. treasury securities due in one year or less	3,501	5	—	3,506
Non-U.S. government securities due in one year or less	14,515	2	(23)	14,494
Corporate securities due in one year or less	42,460	2	(115)	42,347
Total investments	60,476	9	(138)	60,347
Total cash, cash equivalents and investments	$111,795	$9	$(138)	$111,666

7. Disclosure of Fair Value of Financial Instruments

The Company’s financial instruments include cash, cash equivalents, investments, accounts receivable, accounts payable, accrued expenses, capital lease obligations and long-term debt.  The carrying amount of the Company’s long-term debt and capital lease obligation approximates its fair values due to the interest rates the Company believes it could obtain for borrowings with similar terms.  The Company’s investments are classified as available-for-sale and reported at fair value in accordance with the market approach utilizing quoted prices that were directly or indirectly observable. The carrying amount of the remainder of the Company’s financial instruments approximated their fair values as of September 30, 2017 and March 31, 2017, due to the short-term nature of those instruments.

The Company has evaluated the estimated fair value of financial instruments using available market information. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

Fair values determined using “Level 1 inputs” utilize unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access.  Fair values determined using "Level 2 Inputs" utilize quoted prices that are directly or indirectly observable. Fair values determined using “Level 3 inputs” utilize unobservable inputs for determining fair values of assets or liabilities that reflect an entity's own assumptions in pricing assets or liabilities. As of September 30, 2017 and March 31, 2017, we did not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

The Company measures eligible assets and liabilities at fair value, with changes in value recognized in earnings. Fair value treatment may be elected either upon initial recognition of an eligible asset or liability or, for an existing asset or liability, if an event triggers a new basis of accounting. The Company did not elect to remeasure any of its existing financial assets or liabilities, and did not elect the fair value option for any financial assets and liabilities transacted in the three and six months ended September 30, 2017 and 2016.

The following table summarizes financial assets measured and recorded at fair value on a recurring basis in the accompanying condensed consolidated balance sheets as of September 30, 2017 and March 31, 2017, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	September 30, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1 Inputs)	Significant Other Observable Inputs (Level 2 Inputs)	Total
Assets:
Money market funds	$5,040	$—	$5,040
Non-U.S. government securities	—	9,475	9,475
Corporate securities	—	36,700	36,700
Total assets	$5,040	$46,175	$51,215

	March 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1 Inputs)	Significant Other Observable Inputs (Level 2 Inputs)	Total
Assets:
Money market funds	$7,478	$—	$7,478
U.S. treasury securities	—	3,506	3,506
Non-U.S. government securities	—	14,494	14,494
Corporate debt securities	—	42,347	42,347
Total assets	$7,478	$60,347	$67,825

8. Software Development Costs

Costs incurred to develop software applications used in the Company’s SaaS platform consist of certain direct costs of materials and services incurred in developing or obtaining internal-use computer software, and payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs incurred for maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. During the three and six months ended September 30, 2017 and 2016, the Company believes the substantial majority of its development efforts were either in the preliminary project stage of development or in the operation stage (post-implementation), and accordingly, no costs have been capitalized during these periods. These costs are included in the accompanying consolidated statements of operations as research and development expense.

9. Net (Loss) Income Per Share

During the three and six months ended September 30, 2017 and 2016, basic net (loss) income per share was determined by dividing net (loss) income by the weighted-average ordinary shares outstanding during the period. Diluted weighted-average shares reflect the dilutive effect of potential ordinary shares including, to the extent their effect was dilutive, ordinary shares issuable upon the exercise of share options, Employee Stock Purchase Plan (ESPP) shares and restricted share units based on the treasury stock method.

The following table presents the calculation of basic and diluted net (loss) income per share for the periods presented:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Numerator:
Net (loss) income	$(1,339)	$303	$(3,239)	$547
Denominator:
Weighted-average number of ordinary shares used in computing net (loss) income per share applicable to ordinary shareholders - basic	57,027	54,636	56,662	54,462
Dilutive effect of share equivalents resulting from share options and restricted share units	—	3,877	—	3,560
Weighted-average number of ordinary shares used in computing net (loss) income per share - diluted	57,027	58,513	56,662	58,022
Net (loss) income per share applicable to ordinary shareholders:
Basic	$(0.02)	$0.01	$(0.06)	$0.01
Diluted	$(0.02)	$0.01	$(0.06)	$0.01

The following potentially dilutive ordinary share equivalents have been excluded from the calculation of diluted weighted-average shares outstanding for the three and six months ended September 30, 2017 and 2016 as their effect would have been anti-dilutive for the periods presented:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Share options outstanding	7,425	91	7,425	47
Unvested restricted share units	44	—	44	—
ESPP shares	70	—	70	—

10. Share-Based Compensation

In connection with the adoption of ASU 2016-09 on April 1, 2017, the Company changed its accounting policy to record actual forfeitures as they occur, rather than estimating forfeitures by applying a forfeiture rate. This change has been applied on a modified retrospective basis, resulting in a cumulative effect adjustment on the date of adoption, which increased accumulated deficit and additional paid-in-capital by $0.1 million.

As of September 30, 2017 the Company has four share-based compensation plans and an employee stock purchase plan. Prior to the IPO, the Company granted share-based awards under three share option plans which are the Mimecast Limited 2007 Key Employee Share Option Plan (the 2007 Plan), the Mimecast Limited 2010 EMI Share Option Scheme (the 2010 Plan), and the Mimecast Limited Approved Share Option Plan (the Approved Plan) (the 2007 Plan, the 2010 Plan and the Approved Plan, collectively, the Historical Plans). Upon the closing of the IPO, the Mimecast Limited 2015 Share Option and Incentive Plan (the 2015 Plan) and the 2015 Employee Stock Purchase Plan (the ESPP) became effective.

The fair value of each share option issued under the Company’s share-based compensation plans was estimated using the Black-Scholes option-pricing model that used the following weighted-average assumptions:

	Six months ended September 30,
	2017	2016
Expected term (in years)	6.1	6.1
Risk-free interest rate	2.1%	1.5%
Expected volatility	40.1%	41.1%
Expected dividend yield	—%	—%
Estimated grant date fair value per ordinary share	$25.23	$15.38

The weighted-average per share fair value of options granted to employees during the six months ended September 30, 2017 and 2016 was $10.58 and $6.39, respectively. As of September 30, 2017, the number of options and awards available for future grant under the 2015 Plan was 6,231,630.

Share option activity under the 2015 Plan and the Historical Plans for the six months ended September 30, 2017 was as follows:

	Number of Awards	Weighted Average Exercise Price (2)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands) (1)
Outstanding as of March 31, 2017	8,681,261	$9.58	7.44	$111,178
Options granted	420,000	$25.23
Options exercised	(1,413,159)	$4.55
Options forfeited and cancelled	(262,919)	$17.88
Outstanding as of September 30, 2017	7,425,183	$11.17	7.33	$128,088
Exercisable as of September 30, 2017	2,495,492	$4.54	5.41	$59,588

(1)

The aggregate intrinsic value for share options outstanding and exercisable as of September 30, 2017 was calculated based on the positive difference, if any, between the closing price of our ordinary shares on the NASDAQ Global Select Market on September 30, 2017, and the exercise price of the underlying options.

(2)

Certain of the Company’s option grants have an exercise price denominated in British pounds. The weighted-average exercise price at the end of each reporting period was translated into U.S. dollars using the exchange rate at the end of the period. The weighted-average exercise price for the options granted, exercised, forfeited and expired was translated into U.S. dollars using the exchange rate at the applicable date of grant, exercise, forfeiture or expiration, as appropriate.

The total intrinsic value of options exercised was $31.4 million for the six months ended September 30, 2017. Total cash proceeds from option exercises was $6.4 million for the six months ended September 30, 2017.

As of September 30, 2017, there was approximately $26.9 million of unrecognized share-based compensation related to unvested share-based awards subject to service-based vesting conditions, which is expected to be recognized over a weighted-average period of 3.0 years.

On September 2, 2015, the Board of Directors approved the Mimecast Limited 2015 Employee Share Purchase Plan (“the ESPP”), which was approved by the shareholders on November 4, 2015, effective upon the closing of the IPO in November 2015. A total of 1.1 million shares of the Company's common stock were initially reserved for future issuance under the ESPP. This number is subject to change in the event of a share split, share dividend or other change in capitalization. The first authorized six-month offering period under the ESPP commenced on July 1, 2017. The ESPP may be terminated or amended by the Board of Directors at any time. An amendment that increases the number of ordinary shares authorized under the ESPP and certain other amendments require the approval of the shareholders.

As of September 30, 2017, there were 1.1 million shares of the Company's common stock available for future issuance under the ESPP. The fair value of each share option issued under the Company’s ESPP plan was estimated using the Black-Scholes option-pricing model that used the following weighted-average assumptions:

Three months ended September 30,
2017
Expected Life (in years)	0.5
Volatility	30.7%
Risk-free interest rate	1.13%
Dividend yield	—%

In April 2017, the Company granted restricted share units (RSUs) to one of its independent directors in the amount of 9,259 which vest over three years on an annual basis. In August 2017, the Company granted restricted share units (RSUs) to two of its directors in the amount of 5,426 each, which cliff vest over a one-year period. RSU activity under the 2015 Plan for the six months ended September 30, 2017 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value	Intrinsic Value
Unvested restricted share units as of March 31, 2017	28,086	$15.63	$629
Restricted share units granted	20,111	$24.86	500
Restricted share units vested	(4,164)	$10.00	109
Restricted share units canceled	—	$—	—
Unvested restricted share units as of September 30, 2017	44,033	$20.38	$1,251

As of September 30, 2017, there was approximately $0.5 million of unrecognized share-based compensation expense related to unvested RSUs, which is expected to be recognized over a weighted-average period of 1.40 years.

Share-based compensation expense recognized under the 2015 Plan and the Historical Plans in the accompanying consolidated statements of operations was as follows:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Cost of revenue	$236	$301	$442	$471
Research and development	601	361	1,283	733
Sales and marketing	1,122	1,133	2,070	2,106
General and administrative	951	470	1,761	998
Total share-based compensation expense	$2,910	$2,265	$5,556	$4,308

In certain situations, the Board has approved modifications to employee share option agreements, including the removal of exercise restrictions for share options for which the service based vesting has been satisfied which resulted in additional share-based compensation expense. The total modification expense included in the table above for the three months ended September 30, 2017 and 2016 was $0.1 million and $0.6 million, respectively. The total modification expense included in the table above for the six months ended September 30, 2017 and 2016 was $0.4 million and $0.7 million, respectively.

11. Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions, other events, and circumstances from non-owner sources. Comprehensive loss consists of net (loss) income and other comprehensive loss, which includes certain changes in equity that are excluded from net (loss) income. Specifically, cumulative foreign currency translation adjustments and unrealized gains and losses on investments are included in accumulated other comprehensive loss. As of September 30, 2017 and March 31, 2017, accumulated other comprehensive loss is presented separately on the consolidated balance sheets and consists of cumulative foreign currency translation adjustments and unrealized gains and losses on investments.

12. Acquisition

Fiscal Year 2017 Acquisition

iSheriff, Inc.

On November 21, 2016, the Company entered into an Asset Purchase Agreement (APA) to purchase substantially all of the assets of iSheriff, Inc. (iSheriff), a cloud-based security provider. This acquisition is expected to provide Mimecast’s customers additional real-time email threat intelligence and detection expertise and complements the Company’s existing portfolio of email security, continuity and archiving solutions.

The purchase price of $6.2 million consisted of a cash payment of approximately $5.6 million, subject to certain adjustments, and $0.6 million in purchase price held back in respect of claims for indemnification for one year from the purchase date. Additionally, the APA includes contingent consideration related to a discretionary purchase price in the amount of $2.0 million which is payable at the sole and absolute discretion of the Company on the one year anniversary of the purchase date. The Company considers the payment of the discretionary purchase price to be remote and has determined the fair value of contingent consideration to be zero.

The acquisition of iSheriff has been accounted for as a business combination and, in accordance with ASC 805, Business Combinations, the Company has recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. The following table summarizes the estimated fair value of assets acquired and liabilities assumed:

Fair value of assets acquired and liabilities assumed:
Prepaid expenses	$65
Accounts receivable	196
Intangible assets	1,654
Goodwill	5,142
Total assets acquired	7,057
Deferred revenue	(796)
Accrued liabilities	(77)
Total fair value of assets acquired and liabilities assumed	$6,184

Pro Forma Financial Information (unaudited)

The following unaudited pro forma information presents the condensed combined results of operations of the Company and iSheriff for the three and six months ended September 30, 2016 as if the acquisition of iSheriff had been completed on April 1, 2015. These pro forma condensed consolidated financial results have been prepared for comparative purposes only and include certain adjustments that reflect pro forma results of operations such as fair value adjustments (step-downs) for deferred revenue, reversal of revenues and costs directly attributable to products not acquired, increased amortization for the fair value of acquired intangible assets and adjustments to eliminate transaction costs incurred by the Company and iSheriff.

The unaudited pro forma results do not reflect any operating efficiencies or potential cost savings which may result from the consolidation of the operations of the Company and iSheriff. Accordingly, these unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of the results of operations that would have been achieved had the acquisition occurred as of April 1, 2015, nor are they intended to represent or be indicative of future results of operations:

	Three months ended	Six months ended
	September 30, 2016	September 30, 2016
Revenue	$44,775	$86,601
Net loss	(308)	(1,205)

Basic and diluted net loss per share	$(0.01)	$(0.02)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	54,636	54,462

13. Goodwill and Intangible Assets

The following is a rollforward of our goodwill balance:

Goodwill
Balance as of March 31, 2017	$5,363
Effect of foreign exchange rates	16
Balance as of September 30, 2017	$5,379

Intangible assets consist of the following:

	Weighted-
	Average	September 30, 2017
	Remaining	Gross		Net
	Useful Life	Carrying	Accumulated	Carrying
	(in years)	Value	Amortization	Value
Developed technology	9	$1,546	$(135)	$1,411
Customer relationships	6	108	(14)	94
Capitalized Software (1)	3	2,880	(262)	2,618
		$4,534	$(411)	$4,123

	Weighted-
	Average	March 31, 2017
	Remaining	Gross		Net
	Useful Life	Carrying	Accumulated	Carrying
	(in years)	Value	Amortization	Value
Developed technology	10	$1,546	$(58)	$1,488
Customer relationships	7	108	(6)	102
		$1,654	$(64)	$1,590

(1)

In accordance with ASU 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (ASU 2015-05) and the related technical corrections and improvements effective April 1, 2017, the Company accounts for acquired software licenses within the scope of ASC 350-40 as intangible assets. The Company adopted ASU 2015-05 and related technical corrections and improvements on a prospective basis. Acquired software licenses are recognized and measured at cost, which includes the present value of the license obligation if the license is to be paid for over time.

The Company recorded amortization expense of $0.2 million and $0.3 million for the three and six months ended September 30, 2017. Amortization relating to developed technology and capitalized software was recorded within cost of revenue and amortization of customer relationships is recorded within sales and marketing expenses.

Future estimated amortization expense of intangibles as of September 30, 2017, is as follows:

	Purchased Intangible Assets	Capitalized Software
Remainder of 2018	$85	$537
2019	170	950
2020	170	699
2021	170	228
2022	170	204
Thereafter	740	—
Total	$1,505	$2,618

14. Debt

Since January 2012, we have entered into various term loan borrowings with Silicon Valley Bank. The term loans have fixed interest rates of 4.5% and principal repayment periods of 36 equal monthly installments with remaining maturities through January 2018. As of September 30, 2017 and March 31, 2017, the aggregate principal balance of the term loans was $0.7 million and $1.7 million respectively, all of which is payable in the year ending March 31, 2018. As of September 30, 2017 and March 31, 2017, there were no amounts available for future borrowings under the term loans. Our term loan borrowings are collateralized by substantially all of our assets and we are required to meet certain financial covenants, including recurring revenue and adjusted quick ratio covenants. Failure to meet these financial and other covenants would enable the bank to demand immediate repayment of all outstanding balances under the agreement. We were in compliance with all covenants under the agreement as of September 30, 2017 and March 31, 2017.

15. Commitments and Contingencies

Leases

Capital leases

In the six months ended September 30, 2017, the Company entered into certain non-cancelable four-year capital leases for computer equipment related to its U.S. data centers for $3.8 million. As of September 30, 2017, future minimum commitments for capital leases were as follows:

Year Ending March 31,	Capital Leases
Remainder of 2018	$818
2019	1,326
2020	1,056
2021	1,056
2022	288
Total minimum lease payments	$4,544
Less: Amount representing interest	(366)
Present value of capital lease obligations	4,178
Less: Current portion	(1,172)
Long-term portion of capital lease obligations	$3,006

Construction financing lease obligation

In February 2017, the Company entered into a lease agreement for a new U.S. headquarters located in a building (the “Building”) under construction at 191 Spring Street, Lexington, Massachusetts (191 Spring Lease).  Under the terms of the 191 Spring Lease, the Company will initially lease approximately 79,145 square feet of office space for 10 years after initial occupancy, which is expected in the Company’s third fiscal quarter of 2018.  The Company executed a $1.3 million letter of credit upon signing the 191 Spring Lease. Pursuant to the work agreement entered into in connection with the 191 Spring Lease, the landlord is responsible for all costs associated with Base Building Work and will provide an allowance for normal tenant improvements up to an aggregate of $5.5 million.  The Company has the option to extend the 191 Spring Lease for two successive five-year terms.

Beginning in 2017 and until construction is completed, the Company records certain estimated construction costs incurred and reported to it by the landlord for the Building as an asset and corresponding construction financing lease obligation on the consolidated balance sheets because the Company is deemed to be the owner of the building during the construction period for accounting purposes. Accordingly, the Company has recorded the estimated fair value of the Building as of the date of the 191 Spring Lease and its portion of project construction costs incurred by the landlord as an asset in “Property and equipment, net” and a related financing obligation in “Construction financing lease obligation” on the Company’s condensed consolidated balance sheet. Since the Company’s unit of account is related only to its’ portion of the Building, the Company determined that it does not have a land lease and has not recorded rent expense attributable to the land. Any incremental costs incurred directly by the Company are also capitalized. In each reporting period, the landlord estimates and reports to the Company construction costs incurred to date for the Building and the Company records its portion using allocation estimates. The Company periodically meets with the landlord and its construction manager to review these estimates and observe construction progress before recording such amounts.

During the Company’s first fiscal quarter of 2018, the Company determined that it should have accounted for the 191 Spring Lease as a build-to-suit lease as of March 31, 2017. The Company evaluated the impact of the error on the prior period consolidated financial statements and determined that the effect was not material to the consolidated financial statements as of and for the year ended March 31, 2017 and recorded the effect of the error in the September 30, 2017 interim condensed consolidated financial statements. The correction of the prior period balance sheet error had no impact on the previously reported results of operations or cash flows for the year ended March 31, 2017.

As of September 30, 2017, Property and equipment, net, includes $26.1 million related to construction costs for the Building. The construction financing lease obligation related to the Building was $26.1 million and was incurred by the landlord only and no cash was paid to the landlord by us related to the Building since lease inception.

Once the landlord completes the construction of the Building, the Company will evaluate the 191 Spring Lease in order to determine whether or not the 191 Spring Lease meets the criteria for “sale-leaseback” treatment. If the 191 Spring Lease meets the “sale-leaseback” criteria, the Company will remove the asset and the related liability from its consolidated balance sheet and treat the 191 Spring Lease as either an operating or a capital lease based on the Company’s assessment of the accounting guidance. If the Company continues to be the deemed owner, the Company will treat the 191 Spring Lease as a financing obligation and will depreciate the asset in accordance with the Company’s accounting policy.

As of September 30, 2017, future minimum commitments under the 191 Spring Lease were as follows:

Year Ending March 31,	191 Spring Lease
Remainder of 2018	$890
2019	3,562
2020	3,562
2021	3,562
2022	3,562
Thereafter	20,479
Total minimum lease payments	$35,617

For the 191 Spring Lease, the table above sets forth the future minimum rental payments that the Company is obligated to pay after taking occupancy including amounts reflected on the consolidated balance sheet under the caption “Construction financing lease obligation.” The Company expects these rental payments to commence upon completion of the Building, which is expected in the Company’s fourth fiscal quarter of 2018.

Litigation

The Company, from time to time, may be party to litigation arising in the ordinary course of its business. The Company was not subject to any material legal proceedings during the three and six months ended September 30, 2017 and 2016, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Indemnification

The Company typically enters into indemnification agreements with customers in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses suffered or incurred as a result of claims of intellectual property infringement. These indemnification agreements are provisions of the applicable customer agreement. Based on when clients first sign an agreement for the Company’s service, the maximum potential amount of future payments the Company could be required to make under certain of these indemnification agreements is unlimited. Based on historical experience and information known as of September 30, 2017 and March 31, 2017, the Company has not incurred any costs for the above guarantees and indemnities.

In certain circumstances, the Company warrants that its services will perform in all material respects in accordance with its standard published specification documentation in effect at the time of delivery of the services to the customer for the term of the agreement. To date, the Company has not incurred significant expense under its warranties and, as a result, the Company believes the estimated fair value of these agreements is immaterial.

16. Segment and Geographic Information

Geographic Data

The Company allocates, for the purpose of geographic data reporting, its revenue based upon the location of the contracting subsidiary. Total revenue by geographic area was as follows:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Revenue:
United States	$31,076	$21,300	$60,268	$40,411
United Kingdom	19,635	14,917	37,502	30,267
South Africa	9,393	6,625	18,174	12,399
Other	2,962	1,519	5,280	2,744
Total revenue	$63,066	$44,361	$121,224	$85,821

Property and equipment, net by geographic location consists of the following:

	As of September 30,	As of March 31,
	2017	2017
United States (1)	$45,378	$14,904
United Kingdom	14,033	9,007
South Africa	5,290	3,815
Australia	4,177	3,867
Other	785	416
Total	$69,663	$32,009

(1)	Includes $26.1 million of construction-in-process related to the Company’s Construction financing lease obligation, see footnote 15 for additional details.

17. Income Taxes

The provision for (benefit from) income taxes for the three months ended September 30, 2017 and 2016 was $0.4 million and $(11) thousand, respectively, on the (loss) income before taxes of $(0.9) million and $0.3 million, respectively. The provision for income taxes for the three months ended September 30, 2017 is primarily attributable to earnings in the Company’s U.S. and South African entities offset by $3.0 million in excess tax benefits resulting from share option exercises by employees.

The provision for income taxes for the six months ended September 30, 2017 and 2016 was $0.9 million and $0.9 million, respectively, on the (loss) income before taxes of $(2.4) million and $1.4 million, respectively. The provision for income taxes for the six months ended September 30, 2017 is primarily attributable to the earnings of our U.S. and South African entities offset by $4.2 million in excess tax benefits resulting from share option exercises by employees.

In assessing our ability to realize our net deferred tax assets, we considered various factors including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations to determine whether it is more likely than not that some portion or all of our net deferred tax assets will not be realized. Based upon these factors, we have determined that the uncertainty regarding the realization of these assets is sufficient to warrant the need for a full valuation allowance against our net deferred tax assets as of September 30, 2017.

As of September 30, 2017 and March 31, 2017, the Company had liabilities for uncertain tax positions of $4.9 million, none of which, if recognized, would impact the Company’s effective tax rate. Interest and penalty charges, if any, related to uncertain tax positions would be classified as income tax expense in the accompanying condensed consolidated statements of operations. As of September 30, 2017 and March 31, 2017, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company is not currently under audit. The Company believes it has recorded all appropriate provisions for all jurisdictions and open years. The Company, however, can give no assurance that taxing authorities will not propose adjustments that would increase its tax liabilities.

In connection with the adoption of ASU 2016-09 on April 1, 2017, the Company is required to recognize all excess tax benefits and tax deficiencies attributable to share-based compensation as either income tax expense or tax benefit in the income statement in the period when the awards vest or are settled. The company applied this amendment prospectively to excess tax benefits and tax deficiencies arising from vesting or settlement after the adoption date. ASU 2016-09 also requires excess tax benefits to be recognized, regardless as to whether the benefit reduces taxes payable in the current period. The Company adopted this guidance using a modified retrospective transition method and recorded a cumulative-effect adjustment for certain off-balance sheet net operating loss carryforwards to retained earnings and deferred tax asset with an equal offsetting adjustment to the Company’s valuation allowance.  In addition, the Company changed its accounting policy to record actual forfeitures as they occur, which increased accumulated deficit and additional paid-in-capital by $0.1 million, resulting in an immaterial increase in the Company’s deferred tax assets that is offset by an increase in the valuation allowance. The Company also elected to prospectively apply the change in presentation of excess tax benefits wherein excess tax benefits recognized on share-based compensation expense is now classified as an operating activity in the Company’s condensed consolidated statements of cash flows. The Company did not adjust the classification of excess tax benefits in our condensed consolidated statements of cash flows for the six months ended September 30, 2016.

18. Recently Issued and Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies and adopted by the Company as of the specified effective date.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This guidance is effective for annual reporting periods beginning after December 15, 2017 including interim reporting periods within that reporting period and allows for either full retrospective or modified retrospective application. Early adoption is permitted.

The Company is still evaluating the impact that this guidance will have on its financial statements and related disclosures. Based on the Company’s procedures performed to date, nothing has come to its attention that would indicate that the adoption of ASU 2014-09 will have a material impact on its revenue recognition, however, further analysis is required and the Company will continue to evaluate this assessment in fiscal 2018. Additionally, the Company has made a preliminary assessment that there will be an impact relating to the accounting for costs to acquire a contract. Under the standard, the Company will likely be required to capitalize certain costs, primarily commission expense to sales representatives, on its consolidated balance sheet and amortize such costs over the contractual term or the average customer life. The Company is still evaluating the impact of capitalizing costs to execute a contract. The Company intends to adopt ASU 2014-09 on April 1, 2018. The Company expects to apply the modified retrospective method of adoption.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires a lessee to recognize most leases on the balance sheet but recognize expenses on the income statement in a manner similar to current practice. The update states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement and presentation of expenses and cash flows arising from a lease. ASU 2016-02 is effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-02 on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). The amendment changes the impairment model for most financial assets and certain other instruments. Entities will be required to use an expected loss model that will result in the earlier recognition of allowances for losses for trade and other receivables, held-to-maturity debt securities, loans, and other instruments. For available-for-sale debt securities with unrealized losses, the losses will be recognized as allowances rather than as reductions in the amortized cost of the securities. The ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. Early adoption is permitted. We are currently evaluating the impact of ASU 2016-13 on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15). ASU 2016-15 is intended to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows and to eliminate the diversity in practice related to such classifications. The guidance in ASU 2016-15 is required for annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-15 on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (ASU 2016-16). The purpose of ASU 2016-16 is to simplify the income tax accounting of an intra-entity transfer of an asset other than inventory and to record its effect when the transfer occurs. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods and early adoption is permitted. The Company intends to adopt ASU 2016-16 on April 1, 2018. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-16 on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. The guidance is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those fiscal years and early adoption is permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2016-18 on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350) (ASU 2017-04). The standard eliminates the second step in the goodwill impairment test which requires an entity to determine the implied fair value of the reporting unit’s goodwill. The standard is effective for annual and interim goodwill impairment tests conducted in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently in the process of evaluating the impact and timing of adoption of the ASU 2017-04 on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805) - Clarifying the Definition of a Business. The amendment changes the definition of a business to assist entities in evaluating when a set of transferred assets and activities constitutes a business. The ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. We are currently evaluating the impact of ASU 2017-01 on our consolidated financial statements.